

January 12, 2021

<u>Via E-Mail</u>
Timothy B. Bancroft, Esq.
Goulston & Storrs PC
400 Atlantic Avenue
Boston, MA, 02110-3333

> **Re:** **China Distance Education Holdings Limited**
> **Schedule 13E-3**
> **Filed by China Distance Education Holdings Limited, Zhengdong Zhu,**
>      **Baohong Yin, Zhangxing Wang, Qi Wang, Yue Zhao, Jingdong Liu,**
>      **Xiaoshu Chen, Tao Long et al.**
> **Filed on December 23, 2020**
> **File No. 5-84127**

Dear Mr. Bancroft:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 13E-3.

**<u>Schedule 13E-3 Exhibit (a)-(1) Preliminary Proxy Statement of the Company</u>**

<u>Letter to Shareholders</u>

1.    Refer to the last two sentences on page 1 of the letter to shareholders. The second to last sentence refers to "Jetlong" but the term does not appear to be defined. Please advise or revise. In the last sentence, please confirm whether Xiaoshu Chen is intended to refer to the defined term "Chen," which includes Jetlong Investments Limited.

2.  The third paragraph on page 2 indicates that the Excluded Shares (other than the Dissenting Shares) will be cancelled for no consideration. Please revise in this location to make clear that pursuant to the Support Agreement, the Rollover Shares will be cancelled in exchange for a number of newly issued ordinary shares of Parent set forth in the Support Agreement prior to the Merger.

Special Factors, page 28

3.  Disclosure on page 31 indicates that "[o]n October 16, 2020, the Special Committee held a telephonic meeting with Duff & Phelps and Goulston & Storrs at which representatives of Duff & Phelps presented to the Special Committee Duff & Phelps's preliminary financial analysis." Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears that the above page includes a reference to a presentation made by Duff & Phelps during the Special Committee's evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there does not appear to be any such written report dated October 16, 2020 currently filed as an exhibit. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Reasons for the Merger and Recommendation of the Special Committee and the Company Board, page 34

4.  The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in clauses (ii), (iv) and of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant. Please note that the factors described in clauses (ii) and (iv) do not appear to be sufficiently addressed in the second paragraph on page 38. In responding to this comment, consider the disclosure provided by the Buyer Group in the second bullet point on page 39 and the third paragraph on page 40.

Position of the Buyer Group as to the Fairness of the Merger, page 38

5.  Refer to the preceding comment. Please revise this section to either include the factor described in clause (vi) of Instruction 2 to Item 1014 or explain why such factor was not deemed material or relevant.

<u>Certain Financial Projections, page 42</u>

6.      Refer to the material assumptions described on the bottom of page 42.  So that shareholders can better appreciate the impact of the assumptions on the formulation of the projections, please expand the disclosure to address the following:
- the meaning of "market acceptance" in the first bullet point;
- in the second and third bullet points, quantify what is meant by the phrase "to be in line with management's expectations;"
- in the third bullet point, quantify the "increased" expenses and activities; and
- in the fourth bullet point,
    - quantify the impact of the pandemic on the Company's revenue so that shareholders can understand the continued effect on the Company's revenue in the "near future;" and
    - specify, to the extent possible, the meaning of "near future" to make clear what years included in the projections are and are not impacted by the pandemic.

<u>Fees and Expenses, page 56</u>

7.      Please revise this section to quantify any compensation received in the past two years, or to be received, by Duff & Phelps and its affiliates as a result of its relationship with the Company or its affiliates, including the Buyer Group.  Refer to Item 9 of Schedule 13E-3, Item 1015(b)(4) of Regulation M-A and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 217.01.

*       *       *

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions